UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TEMPLE-INLAND INC.
(Name of Subject Company)

TEMPLE-INLAND INC.
(Name of Persons Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

879868107
(CUSIP Number of Class of Securities)

C. Morris Davis, Esq.
General Counsel
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, Texas 78746
Telephone: (512) 434-5800
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Daniel A. Neff, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

		Page

Item 1.	Subject Company Information	3
Item 2.	Identity and Background of Filing Person	3
Item 3.	Past Contacts, Transactions, Negotiations and Agreements	7
Item 4.	The Solicitation or Recommendation	10
Item 5.	Persons/Assets Retained, Employed, Compensated or Used	23
Item 6.	Interest in Securities of the Subject Company	23
Item 7.	Purposes of the Transaction and Plans or Proposals	23
Item 8.	Additional Information	23
Item 9.	Exhibits	28
EX-99.A.4
EX-99.A.5
EX-99.A.6
EX-99.A.7
EX-99.A.10
EX-99.A.11
EX-99.A.12
EX-99.E.1

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Temple-Inland Inc., a Delaware corporation (“Temple-Inland” or the “Company”). Temple-Inland’s principal executive offices are located at 1300 MoPac Expressway South, 3rd Floor, Austin, Texas 78746. Temple-Inland’s telephone number at this address is (512) 434-5800.

Securities

The title of the class of equity securities to which this Statement relates is Temple-Inland’s common stock, par value $1.00 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“Rights,” and together with the Temple-Inland common stock, the “Temple-Inland Common Shares”), issued pursuant to the Rights Agreement, dated as of June 7, 2011, between Temple-Inland and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”). As of July 2, 2011, there were 108,649,374 Temple-Inland Common Shares outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address, and business telephone number of Temple-Inland, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Tender Offer

This Statement relates to the tender offer by International Paper Company (“IP”) through Metal Acquisition Inc., a Delaware corporation and wholly owned subsidiary of IP (“IP Sub”), to purchase all of the outstanding Temple-Inland Common Shares at a price of $30.60 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by IP and IP Sub with the Securities and Exchange Commission (the “SEC”) on July 12, 2011. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.”

IP has stated that the purpose of the Offer is to acquire control of, and the entire equity interest in, Temple-Inland. IP has indicated that it intends, as soon as practicable after the completion of the Offer, to seek to consummate a merger of Temple-Inland and IP Sub (or one of IP’s other subsidiaries) (the “Second-Step Merger”). IP has also stated in the Schedule TO that it may nominate, and solicit proxies for the election of, a slate of nominees for election at Temple-Inland’s 2012 annual meeting of stockholders (the “Temple-Inland 2012 Annual Meeting”). In addition, whether or not IP proposes a merger or other business combination with Temple-Inland and whether or not its nominees are elected at the Temple-Inland 2012 Annual Meeting, the Schedule TO states that IP intends, as promptly as practicable after completion of the Offer, to seek maximum representation on the Board of Directors of Temple-Inland (the “Temple-Inland Board” or the “Board”) and, promptly after the consummation of the Offer, to request that some or all of the current members of the Temple-Inland Board resign and that IP’s designees be elected to fill the vacancies so created.

The Offer is subject to numerous conditions, which include the following, among others:

•	The “Minimum Tender Condition” — there being validly tendered and not withdrawn before the expiration of the Offer a number of Temple-Inland Common Shares that, together with the Temple-Inland Common Shares then owned by IP and its subsidiaries (including IP Sub), represents at least a majority of the total number of Temple-Inland Common Shares outstanding on a fully diluted basis;

•	The “Rights Condition” — the Temple-Inland Board redeeming the Rights or IP being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Second-Step Merger;

•	The “Section 203 Condition” — the Temple-Inland Board having approved the Offer and the Second-Step Merger under Section 203 (“Section 203”) of the Delaware General Corporation Law (the “DGCL”) or IP being satisfied, in its reasonable discretion, that Section 203 is inapplicable to the Offer and the Second-Step Merger;

•	The “Board Majority Condition” — IP Sub’s nominees constituting, or the Temple-Inland Board having approved arrangements that will cause IP Sub’s nominees to constitute, promptly after completion of the Offer, a majority of the Temple-Inland Board;

•	The “Antitrust Condition” — the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any similar waiting periods required under the antitrust laws of other countries, applicable to the purchase of Temple-Inland Common Shares under the Offer having expired or been terminated as described in the Schedule TO; and

•	The “Impairment Condition” — Temple-Inland not having entered into or effectuated any agreement or transaction with any person or entity that, in IP Sub’s reasonable judgment, has the effect of impairing the ability of IP or IP Sub to acquire Temple-Inland or otherwise diminishing the expected value to IP of the acquisition of Temple-Inland.

In addition, IP is not required to consummate the Offer and may terminate or amend the Offer if at any time before the expiration of the Offer any of the following conditions exist, which conditions may be asserted by IP or IP Sub in their sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied:

•	there is publicly announced, instituted, or pending (or IP is notified of a person’s intent to commence) any action or proceeding by any person before any court or governmental authority or agency challenging or seeking to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for any of the Temple-Inland Common Shares, or the consummation of the Second-Step Merger or other similar business combination involving Temple-Inland; seeking to obtain material damages in connection with the Offer; seeking to restrain or prohibit the exercise of the full rights of ownership or operation by IP or any of its subsidiaries or affiliates of the business or assets of IP or Temple-Inland or any of IP’s or Temple-Inland’s respective subsidiaries or affiliates, or to compel IP or any of its subsidiaries or affiliates to dispose of or hold separate any portion of its business or assets or those of Temple-Inland or any of IP’s or Temple-Inland’s respective subsidiaries or affiliates; seeking to require divestiture by IP or any of its subsidiaries or affiliates of any Temple-Inland Common Shares; seeking any material diminution in the benefits expected to be derived by IP or any of its subsidiaries or affiliates from the transactions contemplated by the Offer or any merger or other business combination involving Temple-Inland; adversely affecting the financing of the Offer, the Second-Step Merger or other business combination involving Temple-Inland; or that otherwise, in the reasonable judgment of IP, has or may have material adverse significance with respect to either the value of Temple-Inland or any of its subsidiaries or affiliates or the value of the Temple-Inland Common Shares to IP or any of its subsidiaries or affiliates (the “No Lawsuits Condition”);

•	any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order, or decree is proposed, enacted, enforced, promulgated, amended, issued, or deemed applicable to IP, IP Sub, or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Temple-Inland Common Shares, or any merger or other business combination involving Temple-Inland, by any court, government, or agency (other than the application of the waiting period provisions of the HSR Act to the Offer or to any such merger or other business combination) that, in the reasonable judgment of IP, does or may, directly or indirectly, result in any of the consequences referred to in the No Lawsuits Condition in the immediately preceding bullet (the “No Diminution of Benefits Condition”);

•	any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations, or prospects of Temple-Inland or any of its affiliates that, in the reasonable judgment of IP, is or may be materially adverse to Temple-Inland or any of its affiliates, or IP becomes aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of Temple-Inland or any of its affiliates or the value of the Temple-Inland Common Shares to IP or any of its affiliates;

•	there occurs any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; any change in the general political, market, economic, or financial conditions in the United States or abroad that, in the reasonable judgment of IP, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations, or prospects of Temple-Inland and its subsidiaries, taken as a whole; the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor; the commencement of a war, armed hostilities, or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak, or act of terrorism involving the United States; any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of IP, may adversely affect the extension of credit by banks or other financial institutions; or in the case of any of the foregoing existing as of the close of business on July 11, 2011, a material acceleration or worsening thereof (together with the condition in the bullet point immediately above this bullet point, the “No Material Adverse Effect Condition”);

•	any other person (including Temple-Inland or any of its subsidiaries or affiliates) publicly proposes to make or makes a tender or exchange offer for some or all of the Temple-Inland Common Shares or enters into any agreement or makes any proposal with respect to a tender or exchange offer, merger, consolidation, or other business combination with Temple-Inland, or has acquired or proposes to acquire beneficial ownership of more than five percent of any class or series of capital stock of Temple-Inland (including the Temple-Inland Common Shares), or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than five percent of any class or series of capital stock of Temple-Inland (including the Temple-Inland Common Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on July 11, 2011; any person that filed a Schedule 13D or 13G with the SEC prior to July 11, 2011 acquires or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Temple-Inland constituting one percent or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Temple-Inland constituting one percent or more of any such class or series; or any person files a Notification and Report Form under the HSR Act or makes a public announcement reflecting an intent to acquire Temple-Inland or any assets or securities of Temple-Inland (the “Stockholder Ownership Condition”);

•	Temple-Inland or any of its subsidiaries has split, combined, or otherwise changed, or authorized or proposed the split, combination, or other change of, the Temple-Inland Common Shares or its capitalization; acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Temple-Inland Common Shares or other securities; issued or sold, or authorized or proposed the issuance or sale of, any additional Temple-Inland Common Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Temple-Inland Common Shares pursuant to and in accordance with the terms in effect on July 11, 2011, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock; permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Temple-Inland; declared or paid, or proposed to declare or pay, any dividends (other than regular quarterly dividends of $0.13 or less per Temple-Inland Common Share with record and payment dates consistent with Temple-Inland’s past practice) or other distribution on any shares of capital stock of Temple-Inland (other than a distribution of the Rights certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect prior to the date of the Offer); or altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt security or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Second-Step Merger);

•	Temple-Inland has authorized, recommended, proposed or announced its intent to enter into, or has entered into, an agreement with respect to or effected any merger or business combination, acquisition or disposition of assets or relinquishment of any material contract or other rights not in the ordinary course of business, or enters into (or authorizes, recommends, proposes or announces its intent to enter into) any agreement or arrangement with any person that, in the reasonable judgment of IP, has or may have material adverse significance with respect to either the value of Temple-Inland or any of its subsidiaries or affiliates or the value of the Temple-Inland Common Shares to IP or any of its subsidiaries or affiliates;

•	Temple-Inland has adopted, entered into or amended any employment, severance, change of control, retention, or other similar agreement, arrangement or plan, or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements or plans so as to provide for increased benefits to officers, directors, employees, or consultants as a result of or in connection with the Offer or IP’s consummation of any merger or other similar business combination involving Temple-Inland;

•	Temple-Inland has taken any action (except as required by law) to terminate or amend or materially increase liability under any employee benefit plan of Temple-Inland or any of its subsidiaries;

•	Temple-Inland has transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business;

•	Temple-Inland has amended or proposed any amendment to the certificate of incorporation or bylaws of Temple-Inland (the conditions in this bullet point and the immediately preceding five bullet points referred to together as the “No Material Change Condition”);

•	IP becomes aware that any material contractual right of Temple-Inland or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of Temple-Inland or any of its subsidiaries (other than Temple-Inland’s revolving credit agreement) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date in connection with the Offer or the consummation by IP or any of its subsidiaries or affiliates of a business combination with Temple-Inland; or of any covenant, term, or condition in any instrument or agreement of Temple-Inland or any of its subsidiaries that, in the reasonable judgment of IP, has or may have material adverse significance with respect to either the value of Temple-Inland or any of its affiliates or the value of the Temple-Inland Common Shares to IP or any of its affiliates (including any event of default that may ensue in connection with the Offer, the acceptance for payment of or payment for some or all of the Temple-Inland Common Shares by IP or the consummation of a business combination between IP and Temple-Inland) (the “No Adverse Effect on Contracts Condition”);

•	IP or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Temple-Inland providing for a merger or other similar business combination with Temple-Inland or any of its subsidiaries, or the purchase of securities or assets of Temple-Inland or any of its subsidiaries, or IP and Temple-Inland reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

•	Temple-Inland or any of its subsidiaries shall have granted to any person proposing a merger or other business combination with or involving Temple-Inland or any of its subsidiaries or the purchase of securities or assets of Temple-Inland or any of its subsidiaries any type of option, warrant, or right that, in the reasonable judgment of IP, constitutes a “lock-up” device (including a right to acquire or receive any Temple-Inland Common Shares or other securities, assets, or business of Temple-Inland or any of its subsidiaries), or paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

•	any required approval, permit, authorization, extension, action or non-action, waiver, or consent of any governmental authority or agency shall not have been obtained on terms satisfactory to IP and IP Sub or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

The Schedule TO states that the principal executive offices of IP are located at 6400 Poplar Avenue, Memphis, Tennessee 38197 and that the telephone number of its principal executive offices is (901) 419-7000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the Temple-Inland Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 23, 2011 (the “2011 Proxy Statement”), relating to the Temple-Inland 2011 annual meeting of stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Temple-Inland or any of its affiliates, on the one hand, and (i) Temple-Inland or any of its executive officers, directors, or affiliates, or (ii) IP, IP Sub, or any of their respective executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2011 Proxy Statement: “Voting Securities and Principal Stockholders,” “Transactions with Related Persons,” “Director Compensation,” “Executive Compensation — Compensation Discussion and Analysis,” and “Executive Compensation Tables.”

Any information contained in the pages from the 2011 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with IP

According to the Schedule TO, as of July 12, 2011, IP was the beneficial owner of 1,000 Temple-Inland Common Shares, representing less than one percent of the outstanding Temple-Inland Common Shares.

From time to time, Temple-Inland and IP may buy, sell, or trade containerboard. In 2010, Temple-Inland sold approximately $17.5 million in containerboard to IP and Temple-Inland purchased approximately $26 million in containerboard from IP, substantially all of which was in the form of trades. In the ordinary course of their respective businesses, Temple-Inland and IP participate together in several industry groups, primarily the American Forest and Paper Association.

Consideration Payable Pursuant to the Offer and the Second-Step Merger

If the directors and executive officers of Temple-Inland were to tender any Temple-Inland Common Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other Temple-Inland stockholders. As of July 1, 2011, the directors and executive officers of Temple-Inland owned an aggregate of 1,326,530 Temple-Inland Common Shares. If the directors and executive officers of Temple-Inland were to tender all of such Temple-Inland Common Shares for purchase pursuant to the Offer and those Temple-Inland Common Shares were accepted for purchase by IP, the directors and executive officers of Temple-Inland would receive an aggregate of approximately $40,591,818 in cash. To the knowledge of Temple-Inland, none of the directors and executive officers of Temple-Inland currently intend to tender any Temple-Inland Common Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

As of July 1, 2011, the directors and executive officers of Temple-Inland held options to purchase an aggregate of 3,979,198 Temple-Inland Common Shares, with exercise prices ranging from $4.55 to $24.40 and an aggregate weighted average exercise price of $14.74 per share, 2,532,365 of which were vested and exercisable as of that date. Any options to acquire Temple-Inland Common Shares held by the directors and executive officers of Temple-Inland were issued pursuant to the Temple-Inland Inc. 1997 Stock Option Plan, Temple-Inland Inc. 2001 Stock Incentive Plan, Temple-Inland Inc. 2003 Stock Incentive Plan, Temple-Inland Inc. 2008 Stock Incentive Plan, or Temple-Inland Inc. 2010 Incentive Plan, filed (including amendments) as Exhibits (e)(2) through (e)(10) to this Statement, and incorporated herein by reference (collectively, the “Plans”). Under the Plans, consummation of the Offer would constitute a change of control of Temple-Inland, and upon a change of control of Temple-Inland, all unvested options to purchase 1,446,833 Temple-Inland Common Shares held by the directors and executive officers of Temple-Inland would vest.

The following table summarizes, with respect to (1) each Temple-Inland director, (2) each Temple-Inland named executive officer (the “Named Executive Officers”), and (3) all executive officers (other than the Named Executive Officers) (the “Other Executive Officers”) as a group, the aggregate, positive difference in value between $30.60 and the per share exercise prices (the “Spread Value”) of the options to purchase Temple-Inland Common Shares held by such directors and executive officers as of July 1, 2011:

	Temple-Inland		Temple-Inland
	Common	Aggregate Spread	Common	Aggregate Spread
	Shares Subject to	Value	Shares Subject to	Value
Name	Unvested Options (#)	of Unvested Options ($)	Vested Options (#)	of Vested Options ($)

Cassandra C. Carr	—	—	20,000	$340,600
E. Linn Draper	—	—	—	—
Larry R. Faulkner	—	—	20,000	$260,600
Jeffery M. Heller	—	—	20,000	$364,400
W. Allen Reed	—	—	6,000	$141,040
Richard M. Smith	—	—	20,000	$277,800
Arthur Temple III	—	—	12,000	$288,720
R.A. Walker	4,000	$100,440	16,000	$401,760
Doyle R. Simons	375,763	$5,877,476	517,862	$8,158,289
J. Patrick Maley, III	300,611	$4,701,990	437,009	$6,808,209
Randall D. Levy	165,362	$2,639,441	329,791	$5,390,953
Larry C. Norton	132,956	$2,123,523	130,173	$2,172,597
Dennis J. Vesci	—	—	301,057	$4,583,120
Other Executive Officers (8 individuals)	468,141	$7,585,880	702,473	$9,127,727

Note: Mr. Vesci retired from the Company effective June 1, 2011.

Potential Payments Upon Change in Control

See “Item 8. Additional Information — Information Regarding Golden Parachute Compensation” below.

Directors’ Compensation

Under the Temple-Inland director compensation program, only directors who are not employees of Temple-Inland receive compensation for their services as directors, as follows:

Annual Retainer Fee		$70,000	Covers 5 board meetings and 5 meetings for each committee per year
Meeting Fee		$2,500	Each additional meeting in excess of 5 board meetings and 5 meetings for each committee per year
Lead Director Annual Retainer Fee		$20,000
Audit Committee Chairman Annual Retainer Fee		$20,000
Other Committee Chairman Annual Retainer Fee		$12,500
Committee Member Annual Retainer Fee		$7,500
Stock Option Grant		20,000	Upon initial election to the board
Annual Restricted Stock Unit Grant		$90,000	Payment deferred until retirement
Matching Gift to Charity	Up to $	3,000	Funded by the Temple-Inland Foundation

Fees may be taken in cash or may be deferred until retirement. Deferred fees accrue interest payable at retirement equal to 120 percent of the quarterly applicable federal long-term rate published by the Internal Revenue Service (the “IRS”).

The directors’ restricted stock units and fee deferral plan contain provisions for accelerating payment in the event a director’s service terminates due to a change in control, along with a gross-up provision in the event such director is required to pay excise tax on the accelerated payment.

Temple-Inland also reimburses its non-employee directors for their out-of-pocket expenses incurred in connection with attendance at Board, committee, and stockholder meetings and other company business.

Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except where the person seeking indemnification has been adjudged liable to the corporation, the statute requires a court determination that such person is fairly and reasonably entitled to indemnity before there can be any indemnification.

Temple-Inland’s Certificate of Incorporation, as amended, eliminates director liability for monetary damages arising from any breach of the director’s duty of care.

Article VI of Temple-Inland’s Amended and Restated Bylaws generally provides that, subject to certain limitations, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending, or completed legal action, suit, or proceeding whether civil, criminal, administrative, or investigative by reason of the fact that he is or was a director, officer, or employee of Temple-Inland or is or was a director, officer, or employee of Temple-Inland or a direct or indirect wholly owned subsidiary of Temple-Inland or is or was serving at the request of the corporation as a director, officer, employee, or agent of any such subsidiary or another company, partnership, joint venture, trust, employee benefit plan, or other enterprise, shall be indemnified and held harmless by the corporation, to the full extent authorized by the

DGCL, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection therewith, provided that such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Temple-Inland (and with respect to a criminal action, had no reason to believe his conduct was unlawful), except that with respect to actions brought by or in the right of Temple-Inland, no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudicated to be liable to Temple-Inland, unless and only to the extent that the applicable court determines, upon application, that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Such indemnification shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be director, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators. Article VI provides that Temple-Inland shall pay the expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to Temple-Inland of an undertaking, by or on behalf of such director, officer, employee, or agent to repay such amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified under Article VI.

Both Section 145 of the DGCL and Article VI of Temple-Inland’s Bylaws specifically state that their indemnification provisions shall not be deemed exclusive of any other indemnity rights a director may have. Temple-Inland has entered into indemnification agreements with each of its directors that are intended to assure the directors that they will be indemnified to the fullest extent permitted by Delaware law.

Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such. Under an insurance policy maintained by Temple-Inland, Temple-Inland is insured for certain amounts that it may be obligated to pay directors and officers by way of indemnity, and each such director and officer is insured against certain losses that he may incur by reason of his being a director or officer and for which he is not indemnified by Temple-Inland.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Offer in consultation with Temple-Inland’s independent financial and outside legal advisors, the Temple-Inland Board, by unanimous vote at a meeting on July 16, 2011, determined that the Offer grossly undervalues Temple-Inland and that the Offer is not in the best interests of Temple-Inland’s stockholders. Accordingly, for the reasons described in more detail below, the Temple-Inland Board unanimously recommends that Temple-Inland’s stockholders reject the Offer and NOT tender any of their Temple-Inland Common Shares to IP pursuant to the Offer. Please see “— Reasons for Recommendation” below for further detail.

If you have tendered any of your Temple-Inland Common Shares, you can withdraw them. For assistance in withdrawing your Temple-Inland Common Shares, you can contact your broker or Temple-Inland’s information agent, D.F. King & Co., Inc., at the address and phone number below.

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Banks and Brokers call collect: (212) 269-5550
All others call toll-free: (800) 431-9633

A copy of the press release relating to the recommendation of the Temple-Inland Board that Temple-Inland’s stockholders reject the Offer and not tender any of their Temple-Inland Common Shares to IP pursuant to the Offer is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

In 2007, Temple-Inland went through a significant transformation designed to create stockholder value through the separation of Temple-Inland into three focused, stand-alone, public companies and the sale of its strategic timberland. Following these transactions, Temple-Inland has been a manufacturing company focused on corrugated packaging and building products.

The new Temple-Inland has delivered outstanding results to its stockholders compared with its corrugated packaging peers (including IP), building products peers, and the S&P 500. Temple-Inland has achieved these results by following its strategy focused on maximizing return on investment (ROI) and profitably growing its business and because of its management team’s proven ability to execute. The Temple-Inland Board believes the Company is poised to further increase ROI and continue to provide superior results for its stockholders by adhering to this successful strategy.

The following charts demonstrate the new Temple-Inland’s proven track record.

Our total return to stockholders for the period from December 31, 2007 until June 2, 2011 has exceeded our primary corrugated packaging peers (including IP), building products peers, and the S&P 500:

In our corrugated packaging segment, we have made consistent, strong progress toward our goals of increasing our absolute returns and achieving the highest returns in the industry. In 2009, we generated the highest return on assets (ROA) in the industry and reclaimed that position in first quarter 2011:

A key part of our strategy is to maximize ROI, because we believe ROI is fundamental to driving stockholder value. When making peer comparisons, however, we look at ROA because that is the closest metric that can be calculated from publicly available information.

In our building products segment, we are one of the very few companies in the building products industry that has continued to generate positive cash flow throughout the downturn in housing:

Set forth below is a summary of the events and major contacts between IP and Temple-Inland leading up to the Offer:

On May 17, 2011, John Faraci, Chairman and CEO of IP, telephoned Doyle Simons, Chairman and CEO of Temple-Inland, and made an unsolicited proposal on behalf of IP to acquire all of Temple-Inland’s Common Shares for $30.60 per share in cash. Mr. Simons told Mr. Faraci that he believed IP’s proposal severely undervalued Temple-Inland. Mr. Faraci also requested an in-person meeting with Mr. Simons. That same day, Mr. Simons contacted E. Linn Draper, Lead Director of the Temple-Inland Board, and informed Dr. Draper of the proposal and discussed calling a meeting of the Temple-Inland Board to discuss the proposal. Mr. Simons also contacted Temple-Inland’s existing independent financial advisor, Goldman, Sachs & Co. (“Goldman Sachs”), and legal advisor, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”).

The next day, Mr. Simons convened a telephonic meeting of the Temple-Inland Board. Also participating were representatives from Temple-Inland’s independent financial and legal advisors. Mr. Simons updated the Board as to IP’s proposal, and the Board discussed the process to be followed in analyzing and responding to the proposal, including the request for Mr. Simons to meet with Mr. Faraci in person. Mr. Simons explained that the Company and Goldman Sachs would analyze the financial terms of the proposal and that after this analysis was complete the Board would reconvene to consider the proposal. After the meeting, Mr. Simons called Mr. Faraci and agreed to meet in person on May 26, 2011.

On May 20, 2011, Mr. Simons received a letter dated May 19, 2011 from Mr. Faraci summarizing the terms of the proposal that he had previously conveyed to Mr. Simons over the phone. The full text of this letter is set forth as Exhibit (a)(4) and is incorporated by reference herein.

As previously agreed, on May 26, 2011, Mr. Simons met with Mr. Faraci in person in Austin, Texas. Mr. Faraci repeated IP’s proposal to purchase all of the Temple-Inland Common Shares for a price of $30.60 per share in cash and presented Mr. Simons with certain advocacy materials relating to IP’s proposed price. Mr. Simons again told Mr. Faraci that he believed that the proposal severely undervalued Temple-Inland. Mr. Simons also informed Mr. Faraci that he was scheduling a Board meeting to review IP’s proposal and that such a meeting would take place within the next ten days. Mr. Simons asked Mr. Faraci if there was any additional information that Mr. Faraci would like to convey to him or to the Temple-Inland Board. Mr. Faraci responded that he did not have any additional information for Mr. Simons or the Temple-Inland Board. Mr. Simons told Mr. Faraci that he would contact Mr. Faraci following the Board meeting.

On May 27, 2011, Mr. Simons received a second letter from Mr. Faraci repeating IP’s proposal to acquire Temple-Inland for $30.60 per Temple-Inland Common Share. Mr. Faraci requested a response to the proposal no later than Saturday, June 4. Mr. Faraci concluded the letter by stating that although IP preferred to enter into a negotiated transaction with Temple-Inland, IP was prepared to make an unsolicited offer directly to the Temple-Inland stockholders. The full text of this letter is set forth as Exhibit (a)(5) and is incorporated by reference herein.

On June 4, 2011, the Temple-Inland Board met and, after careful consideration with Goldman Sachs and Wachtell Lipton, voted unanimously to reject IP’s proposal after the Board determined unanimously that the proposal grossly undervalues Temple-Inland and is not in the best interest of Temple-Inland’s stockholders. The Board authorized Mr. Simons to communicate its rejection to Mr. Faraci. Later that day, Mr. Simons called Mr. Faraci to communicate the Board’s rejection of the proposal. Mr. Simons asked Mr. Faraci if there was any additional information that Mr. Faraci would like to convey to him or to the Temple-Inland Board. Mr. Faraci responded that he did not have any additional information for Mr. Simons or the Temple-Inland Board. Shortly after the call, Mr. Simons also sent Mr. Faraci a letter, which is reproduced below:

June 4, 2011

Mr. John V. Faraci
Chairman and CEO
International Paper
6400 Poplar Avenue
Memphis, TN 38197

Dear John:

The Board of Directors of Temple-Inland has received your letters dated May 19 and May 27, 2011 containing IP’s proposal to acquire all of the outstanding shares of Temple-Inland for $30.60 per share in cash. The Board has also considered the additional information you provided me at our meeting held at your request on May 26. Earlier today, the Temple-Inland Board of Directors convened and carefully reviewed your company’s proposal with the assistance of its financial advisor, Goldman, Sachs & Co., and its legal counsel, Wachtell, Lipton, Rosen & Katz. After thorough consideration, it is the unanimous view of the Temple-Inland Board of Directors that your unsolicited proposal grossly undervalues Temple-Inland and its future prospects. Accordingly, the Temple-Inland Board unanimously rejects IP’s proposal of $30.60 per share.

Since we launched the “new” Temple-Inland in January 2008, we have delivered superior results to our stockholders compared with our corrugated packaging peers (including IP), building products peers, and the S&P 500. Since that time, our total returns to stockholders of 22% greatly exceed the 5% total return that IP has achieved. Through our proven ability to execute our strategy focused on maximizing return on investment (ROI) and profitably growing our business, the Board believes the Company will continue to provide superior results for our stockholders.

A key part of our strategy is to maximize ROI, because we believe ROI is fundamental to driving stockholder value. In corrugated packaging, we generated record ROI of 16.5% in 2009 and 2010 and are positioned to generate significantly higher levels of ROI in 2011 and beyond due to fundamental changes in the industry and benefits from our box plant transformation. Indeed, we are now achieving the highest returns on assets in the corrugated packaging industry. Despite the worst housing markets since the Great Depression, our low-cost building products operation has continued to generate positive cash flow throughout the downturn and is positioned to generate very high levels of return for our stockholders when housing markets recover. As the economic recovery continues and the benefits from our strategy continue to be realized, it is the stockholders of Temple-Inland who should benefit from our company’s very strong prospects, not the stockholders of IP.

We take issue with a number of claims in the materials you have provided to us. You have overstated our net debt by $91 million (which was $737 million as of March 31, 2011, rather than the $828 million stated in your proposal) and the net present value of our timber finance liability by at least $200 million. More significantly, the “comparable” transactions you cite are simply not comparable — those transactions involved troubled or struggling companies or operations rather than a company such as Temple-Inland with its industry-leading returns, high-quality assets and low-cost structure. Further, the retrospective focus of these “comparables” does not take account of the profound changes that are occurring in the corrugated packaging industry, which have led to reduced pricing volatility, higher average prices and widely-held expectations that these positive industry trends will continue.

Your own public statements acknowledge the changes in the industry and make clear that “looking back at history” is not the correct way to understand the corrugated packaging industry’s future. If, as you so clearly state, the past is not prologue for your company, neither is it for ours. We believe that it is for this reason that your letter of May 27 insistently says “Timing and speed are important,” and you have threatened us with a hostile bid if we do not respond by your deadline. The speed that is “important” to you underscores an opportunistic attempt to deprive our stockholders of the value in their company that we believe will become increasingly evident as the benefits of profound change in the corrugated packaging industry, Box Plant Transformation II and our extremely low-cost building products business accrue to the benefit of our stockholders. Finally, the “certain” value you refer to overlooks the serious regulatory issues of your proposal, an attempt to forcibly combine the #1 and #3 participants in the corrugated packaging industry with the result that your company would have an approximate 40% share of industry capacity, nearly double the next largest competitor.

Our Board of Directors, our management team and our employees are dedicated to creating value for all of our stockholders, which we expect to do by continuing to effectively execute on our strategic plan.

Sincerely,

Doyle R. Simons

On June 6, 2011, Mr. Faraci called Mr. Simons to express his disappointment with the Temple-Inland Board’s rejection of the proposal. Shortly after the phone call, IP issued a press release announcing its proposal to acquire all outstanding Temple-Inland Common Shares for $30.60 in cash. After issuing the press release, Mr. Faraci sent a letter to Mr. Simons. The full text of this letter is set forth as Exhibit (a)(7) and is incorporated by reference herein.

Later that day, Temple-Inland issued a press release stating that after careful consideration with its independent financial and legal advisors, the Temple-Inland Board had voted unanimously to reject IP’s proposal after the Board had determined unanimously that the proposal grossly undervalues Temple-Inland and is not in the best interest of Temple-Inland’s stockholders.

At a meeting on June 7, 2011, the Temple-Inland Board, after presentations by Temple-Inland’s independent financial and legal advisors, and after careful consideration, voted unanimously to adopt a stockholder rights plan and declare a dividend distribution of one preferred share purchase right on each outstanding share of Temple-Inland common stock. Following the Board meeting, the Company issued a press release announcing its adoption of the stockholder rights plan.

On June 20, 2011, Mr. Faraci telephoned Mr. Simons. Mr. Faraci said that he had new information regarding IP’s proposal that he wished to convey to Mr. Simons in person in Washington, D.C. later in the week. Mr. Simons again stated that the current proposal severely undervalued the Company and that additional discussions regarding the current proposal were not likely to be fruitful. Mr. Simons then asked whether the new information would include an increase in IP’s proposal. Mr. Faraci told Mr. Simons that although the new information did not include an increased proposal, it would be “worth [Mr. Simons’s] while” to hear the new information. Mr. Simons indicated that he would consider Mr. Faraci’s request.

The next day, Mr. Simons called Mr. Faraci and agreed to Mr. Faraci’s request for a second in-person meeting later in the week.

On June 23, 2011, at Mr. Faraci’s request, Mr. Simons again met Mr. Faraci in person in Washington, D.C. Mr. Faraci stated that IP would like the opportunity to conduct due diligence with respect to the following aspects of the Company’s finances: what IP characterizes as “minority interest” in its net debt figure for the Company, net present value of the timber financing transaction, and liabilities for pension and retiree medical. Mr. Simons again informed Mr. Faraci that IP’s current proposal undervalued the Company. Mr. Simons added that if IP were to make a proposal that provided appropriate value to the Company’s stockholders, he would recommend to the Temple-Inland Board that IP be allowed to conduct due diligence and that the companies enter into negotiations.

Very shortly after the end of regular New York Stock Exchange trading on July 11, 2011, Mr. Faraci called Mr. Simons and informed Mr. Simons that IP intended to commence the Offer. A few minutes later, IP issued a press release announcing its intention to commence the Offer the following day. Later on July 11, 2011, Temple-Inland issued a press release acknowledging IP’s press release announcing its intention to commence the Offer and advising Temple-Inland stockholders to take no action pending the Temple-Inland Board’s consideration of the Offer and making a formal recommendation to Temple-Inland’s stockholders with respect thereto.

On July 12, 2011, IP commenced the Offer.

On July 16, 2011, the Temple-Inland Board met to review the terms of the Offer with the assistance of Goldman Sachs and Wachtell Lipton. During this meeting, Goldman Sachs rendered an oral opinion to the Board, subsequently confirmed in writing, that as of July 16, 2011 and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders of Temple-Inland Common Shares (other than IP Sub and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. At the meeting, the Temple-Inland Board unanimously determined that the Offer grossly undervalues Temple-Inland and is not in the best interests of Temple-Inland and its stockholders. Accordingly, the Temple-Inland Board unanimously determined to recommend that the Temple-Inland stockholders reject the Offer and not tender their Temple-Inland Common Shares into the Offer. The full text of the written opinion of Goldman Sachs, dated July 16, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex B. Goldman Sachs provided its opinions for the information and assistance of the Temple-Inland Board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Temple-Inland Common Shares should tender such Temple-Inland Common Shares in connection with the Offer or any other matter.

Reasons for Recommendation

In reaching the conclusions and in making the recommendation described above, the Temple-Inland Board consulted with Temple-Inland management and its independent financial and legal advisors and took into account numerous factors, including but not limited to the factors listed below.

The Temple-Inland Board believes that the Offer (i) grossly undervalues Temple-Inland and its future prospects, (ii) is extremely opportunistic, and (iii) is subject to regulatory uncertainty.

The Temple-Inland Board is unanimous in its belief that the Offer grossly undervalues Temple-Inland and that it fails to appropriately reflect the underlying value of Temple-Inland’s assets, operations, future cash flow, and strategic plan, including its position as the ROA leader in the corrugated packaging industry, benefits from box plant transformation, its low-cost building products operation, and its strategic place within the industry as the third largest producer of corrugated packaging in North America.

Since the “new” Temple-Inland was launched in early 2008, Temple-Inland has delivered superior total return to stockholders compared with its primary corrugated packaging peers (including IP), building products peers, and the S&P 500. Temple-Inland has achieved these results by following its strategy focused on maximizing ROI and profitably growing its business and because of its management team’s proven ability to execute. The Temple-Inland Board believes the Company is poised to further increase ROI and continue to provide superior results for its stockholders by adhering to this successful strategy. The Temple-Inland Board is confident that Temple-Inland will, consistent with its history, execute its strategic plan effectively and, accordingly, that Temple-Inland will deliver greater value to its stockholders by operating its business in accordance with this plan than would be obtained under the Offer.

I)	The Offer grossly undervalues Temple-Inland and its future prospects

The Board unanimously believes that the Offer grossly undervalues Temple-Inland and is not in the best interests of Temple-Inland stockholders:

•	The Offer does not appropriately reflect the value inherent in Temple-Inland’s future prospects. In February 2011 (as it does every February) the Temple-Inland Board carefully reviewed and approved the Company’s strategic plan. In addition, the Board has reviewed the Company’s five-year financial plan. The Temple-Inland Board has confidence in the Company’s strategic and financial plans. This confidence is supported by the fact that Temple-Inland has a history of generally meeting or exceeding its forecasts and analysts’ earnings estimates.

The Board believes that the value to stockholders reflected in the Company’s current plans, derived by applying present value calculations to Temple-Inland’s projected stock prices (without including any control premium), is greater than $30.60 per Temple-Inland Common Share.

Temple-Inland’s outstanding prior results strongly support the Board’s confidence in the achievability of Temple-Inland’s plans. As reflected in the stockholder total return chart provided above, since the “new” Temple-Inland was launched in early 2008, Temple-Inland has delivered cumulative total stockholder returns to its owners that are superior to the return to stockholders of its primary corrugated packaging peers, building products peers, and the S&P 500. We have grown our ROI from 4.5 percent in 2008, to 7 percent in 2009, and to 8.2 percent in 2010. We had record ROI of 16.5 percent in corrugated packaging in 2009 and 2010, and 2010 was the fifth consecutive year we earned above our cost of capital in this business.

As reflected in the building products EBITDA chart provided above, despite the fact that housing starts were down 33 percent in 2008 compared with 2007, down another 39 percent in 2009, and have remained at the lowest levels since the Great Depression, we have improved our EBITDA from $8 million in 2008, to $17 million in 2009, and to $22 million in 2010 primarily due to significant changes we have made in our cost structure. We are one of the very few companies in the building products industry that has continued to generate positive EBITDA throughout the downturn in housing. Our low-cost structure and our proven ability to generate cash in the worst housing markets highlight the significant earning power of this business when housing markets recover.

•	IP overstates Temple-Inland’s net debt. Temple-Inland’s net debt at the end of first quarter 2011 was $737 million, not $828 million as IP calculated for purposes of pricing the Offer. IP includes $91 million of what it characterizes as “minority interest” in its net debt figure. However, this non-controlling interest is not debt and IP’s characterization as a minority interest is incorrect. The $91 million represents the net equity of variable interest entities owned by the purchaser of Temple-Inland’s timberlands in 2007, which we are required to consolidate on our balance sheet under applicable accounting rules. Temple-Inland has no present or future cash obligation associated with the $91 million.

•	IP wrongly characterizes Temple-Inland’s timber financing transaction as a liability rather than an asset. The timber financing transaction consists of four components: (i) the $243 million of net equity in the timber notes we received; (ii) the interest income on the notes less the interest expense we pay on the borrowings; (iii) the settlement in 2027 of the $819 million tax on the deferred gain; and (iv) the alternative minimum tax credits of $281 million currently available to Temple-Inland related to the transaction. IP appears to have considered only the present value of the settlement of the tax on the deferred gain and ignored the remaining positive components of the transaction. In considering valuation, one should consider all of the components of the timber financing transaction, the value of which is a net positive of approximately $65 million, not the $385 million liability stated by IP.

•	IP’s claims about the Offer price rely on valuation metrics from “precedent transactions” that involved underperforming assets that are not comparable. In the letter dated May 27, 2011 and in its press release of July 11, 2011 announcing the Offer, IP references valuation metrics from other transactions that it seeks to portray as comparable. However, none of those transactions related to acquired companies or operations that are comparable to Temple-Inland, with its industry-leading performance, high-quality assets, and low-cost structure. Instead, the transactions cited by IP involved underperforming assets. According to one securities analyst, Mark Connelly of CLSA, on June 7, 2011, “Temple is a vastly superior asset to Weyerhaeuser containerboard and obviously to the rag-tag assets of Smurfit-Stone.”*

•	IP’s characterization of the metrics associated with Rock-Tenn’s acquisition of Smurfit-Stone does not account for the significant appreciation in Rock-Tenn shares that occurred after announcement. On January 23, 2011, Rock-Tenn announced it was acquiring Smurfit-Stone for $35 per share utilizing 50 percent cash and 50 percent stock as consideration. Between announcement and closing, Rock-Tenn shares increased 36 percent. Because 50 percent of the merger consideration was Rock-Tenn stock, Smurfit-Stone shareholders participated in the significant share price appreciation. Consequently, the implied LTM EBITDA (last twelve months earnings before interest, taxes, depreciation and amortization) multiple increased from 7.2x at announcement to 8.3x at closing, when the 36 percent increase in Rock-Tenn shares is considered. Similarly, what was a 40 percent premium at announcement (based on Smurfit-Stone’s average closing stock price over the 60 days prior to announcement), increased to a 65 percent premium at closing.

•	The Offer fails to appropriately compensate Temple-Inland stockholders for the significant synergies that would be created by an acquisition of Temple-Inland by IP. IP has estimated synergies in connection with a potential acquisition of Temple-Inland in the range of $200 to $300 million, which we believe is conservative. When IP acquired Weyerhaeuser’s containerboard assets (which was a division rather than an entire company and therefore presented fewer synergy opportunities), IP realized synergies equal to 9.7 percent of sales, which would equate to approximately $325 million of synergies in a potential IP acquisition of Temple-Inland (taking into account only Temple-Inland’s corrugated packaging business). Utilizing synergies consistent with IP’s acquisition of Weyerhaeuser’s containerboard business, coupled with the financing available in the investment grade market, would result in a transaction that is more than 28 percent accretive to IP’s 2013 estimated earnings per share at IP’s current Offer price. This level of earnings accretion is extraordinary for a potential acquirer. The Temple-Inland Board wants to ensure that Temple-Inland stockholders are appropriately compensated for the value of the significant synergies that would be created were an IP/Temple-Inland transaction to occur.

•	The Offer does not appropriately reflect fundamental changes in the corrugated packaging industry. The corrugated packaging industry has fundamentally changed over the past few years as industry participants have divested timberland and other non-core assets and rationalized capacity, in an effort to enhance stockholder value. For example, in 2010, approximately 80 percent of the revenue of the top four public companies in the industry came from the sale of containerboard compared with an industry average of approximately 60 percent in 2000.

In addition to this shift in industry focus, industry capacity has been shrinking and is expected to shrink further. Over the past two years, approximately 7 percent, or 2.4 million tons, of capacity has been rationalized from the industry. Despite a weak economic environment, current industry fundamentals are constructive as indicated by low inventory levels, high operating rates, and higher prices, as reflected in the chart below:

Soon after Rock-Tenn’s acquisition of Smurfit-Stone, Rock-Tenn’s Chairman and CEO stated:

−	“People wonder what moves prices in the containerboard industry and the paperboard industry. It’s real simple, it’s supply/demand and there is two ways to move that needle on both sides. The most important one is capacity, and so the installed base of capacity has been coming down dramatically in 2010.... We are going to optimize the scale and footprint of the box plant system and the mill system.” — James A. Rubright, Chairman and CEO, Rock-Tenn Company, speaking at Goldman Sachs Basic Materials Conference, May 24, 2011.*

This view is shared by industry analysts such as Gail Glazerman of UBS, who wrote on July 6, 2011:

−	“We believe the medium to long-term outlook for the containerboard industry is strong... Our favorable outlook is not contingent on incremental consolidation... If the industry can prove that it can consistently earn cost of capital returns and managements demonstrate that they can be trusted to allocate increasing cash flows judiciously, we see a potential for a re-rating of this sector as has been witnessed in other sectors such as railroads.”*

Mr. Faraci acknowledges that the containerboard industry is in a dynamic period:

−	“I think it’s all about what the industry shape and the supply and demand look like going forward... So I don’t think the past is any indicator of what margins will be or could be. They are going to be determined by what happens going forward.” — Mr. Faraci on an investor call on October 27, 2010.

The Offer does not appropriately reflect the value of the fundamental changes in the industry, improving pricing, and the resulting ROI benefit for Temple-Inland, the third largest producer of corrugated packaging in North America, as the economy continues to recover.

•	The Offer does not appropriately take into account the strategic value of Temple-Inland. Temple-Inland is the largest remaining independent, publicly-held industry participant whose acquisition would fundamentally transform the industry. As Mark Connelly of CLSA said on July 12, 2011, “...Rock-Tenn’s acquisition of Smurfit was barely consolidation, and the IP/Weyerhaeuser deal, as much as it affected actual pricing behavior, didn’t radically change the business economics. This deal, by contrast, changes everything.”* Any acquisition of Temple-Inland must take into account Temple-Inland’s strategic place within the industry and appropriately compensate its stockholders for that value.

II)	The timing of the Offer is extremely opportunistic

The Board believes that the timing of the Offer is extremely opportunistic and disadvantageous to Temple-Inland stockholders:

•	Housing starts are at historically low levels. Building products has historically been a very good business for Temple-Inland and its stockholders, generating returns well in excess of its cost of capital. Housing markets are at historically low levels, temporarily depressing the value of our building products operation. We believe IP understands this and is trying to take advantage of Temple-Inland stockholders by moving to grab the Company at a bargain price at a time when there is little or no market value being ascribed to the Company’s building products operation. Temple-Inland’s low-cost building products operation has continued to generate positive cash flow throughout the downturn and is positioned to generate very strong returns for stockholders as housing markets recover.

•	We are in the midst of our Box Plant Transformation II project, which will generate significant value for Temple-Inland and its stockholders. An estimated $90 million of the annual cost savings from Box Plant Transformation II are still ahead of us. Over the past few years, we have been focused on changing the culture in our box plant system to run converting equipment near design capacity, thereby lowering costs through improved asset utilization. Historically, box plants are run at only 30 to 40 percent of design capacity. The first phase of this effort, which we called “Box Plant Transformation,” lowered our annual costs by $80 million per year and improved our ROI in corrugated packaging by 400 basis points. The capital investment to achieve these cost savings was $174 million, resulting in an ROI of 46 percent.

In February 2010, we announced the second phase of this effort, “Box Plant Transformation II,” which is designed to further reduce our box plant system cost by an additional $100 million per year. The capital investment for Box Plant Transformation II, which will be 85 percent completed by year-end 2011, is estimated to be about $250 million with an ROI of 40 percent. We achieved approximately $10 million of the anticipated $100 million annual benefit from Box Plant Transformation II in 2010, and we estimate the remaining $90 million will be achieved over the course of 2011, 2012, and 2013.

In addition to the cost savings we anticipate, the new equipment and technology we are putting in place as part of Box Plant Transformation II allow us to better serve our customers and target a higher value segment of the corrugated packaging market. High graphic boxes and short-order quantity boxes typically provide higher margins, and in 2010 we grew our business in this segment by 6 percent.

When we complete Box Plant Transformation II, we will have the lowest cost, most highly profitable corrugated packaging business in the industry. Based on our success with the first phase of box plant transformation, we are confident in our ability to achieve the announced results from Box Plant Transformation II. We believe that box plant transformation is a “game changer” for us because it will enable us to sustain and increase our industry-leading ROA performance.

The Offer does not appropriately value the benefits from box plant transformation, and it is Temple-Inland’s stockholders, not IP’s, that deserve to receive the benefit of the significant capital we have invested in this project.

•	While corrugated packaging demand has improved, it is still significantly below prerecession levels. As IP has consistently highlighted to the investment community, corrugated packaging demand is still 7 percent below prerecession levels, but is expected to return to prerecession levels in the near future. IP is attempting to time the Offer before corrugated packaging demand returns to prerecession levels and pricing further improves. This is further highlighted by IP’s comments in its May 27, 2011, letter that “timing and speed are important.” IP’s own public comments acknowledge the improving price dynamic in the industry:

−	“Shipments are up 3.5% from 2009 in 2010, but they’re still 7% below 2007...So from the perspective when we think about International Paper, and we tend to think of our earnings on a mid-cycle basis, we don’t see 2011 as a mid-cycle year. I’m not sure which year we do see as a mid-cycle year, but it’s not going to be 2011; it’s going to be 2012 or 2013.” — John Faraci, Chairman and CEO of IP, speaking at Credit Suisse Group Global Paper and Packaging Conference, February 23, 2011.

•	IP timed its initial public disclosure of its intent to acquire Temple-Inland in order to claim an inflated “premium.” IP announced its proposal during a period of significant market weakness. Based on the Temple-Inland stock price of $24.04 on May 16, 2011, the day before Mr. Faraci first presented IP’s proposal to Mr. Simons, the premium would be 27 percent. Utilizing a 60-day or 30-day average ending June 6, 2011, which would normalize this period of weakness in the financial markets, reduces the 46 percent premium touted by IP to 34 and 32 percent, respectively.

•	IP’s tactics reflect an intention to avoid offering an appropriate value for Temple-Inland. IP claims Temple-Inland has been unwilling to engage in meaningful discussions with respect to value and Temple-Inland’s price expectations are unrealistic. These claims mischaracterize the events leading up to the Offer. On each occasion that Mr. Faraci has requested a meeting, Mr. Simons has obliged. In each meeting that Mr. Faraci requested, he simply reiterated IP’s proposed price of $30.60. Repetition of the same price does not change our view that such price is inadequate and is not an appropriate starting point for discussions or negotiations.

III) The Offer is subject to regulatory and other uncertainty

The Board believes that the timing of the Offer is highly uncertain.

•	The Offer is subject to significant regulatory uncertainty. Despite the public statements of IP designed to minimize the regulatory risks of its Offer, those regulatory risks are not insignificant. IP is proposing a combination of the largest and third largest producers of corrugated packaging in North America. Accordingly, the Offer creates considerable uncertainty regarding the timing of Temple-Inland stockholders’ receiving the “certain” value that IP claims to be offering.

•	The Offer contains a very lengthy list of conditions. As described under Item 2 and in Annex A attached hereto, the Offer is subject to numerous conditions, including, among others, the following:

•	the Board Majority Condition,

•	the Impairment Condition,

•	the No Material Adverse Effect Condition,

•	the No Lawsuits Condition,

•	the No Diminution of Benefits Condition,

•	the No Material Change Condition,

•	the No Adverse Effect on Contracts Condition,

•	the Stockholder Ownership Condition,

•	the Minimum Tender Condition,

•	the Rights Condition,

•	the Section 203 Condition, and

•	the Antitrust Condition.

•	Temple-Inland stockholders have no assurance that the Offer will ever be completed. In addition to the regulatory uncertainty that is discussed above, many of the conditions to the Offer are subject to IP’s discretion and many establish a de minimis materiality standard, making it easy for IP to claim that a condition is not satisfied and terminate the Offer. Further, in analyzing the Board Majority Condition in the Offer, Temple-Inland stockholders should consider the Company’s classified board structure, the fact that its annual meetings are customarily held in May of each year, and the Temple-Inland Board’s unanimous rejection of the Offer and its view that the Offer price grossly undervalues the Company. Accordingly, based on current circumstances, the Board Majority Condition would, at best, require a considerable period of time to be satisfied, if it ever were to be satisfied.

IV)	Temple-Inland’s Board has received an inadequacy opinion from Goldman Sachs

The Temple-Inland Board considered the fact that Goldman Sachs rendered an opinion to the Temple-Inland Board, subsequently confirmed in writing, that as of July 16, 2011, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Temple-Inland Common Shares (other than IP Sub or its affiliates) pursuant to the Offer was inadequate from a financial point of view to the stockholders. The full text of the written opinion of Goldman Sachs dated July 16, 2011, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Temple-Inland Board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Temple-Inland Common Shares should tender Temple-Inland Common Shares in connection with the Offer or any other matter.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors, and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Temple-Inland Board evaluated the various factors listed above in light of their knowledge of the business, financial condition, and prospects of Temple-Inland and considered the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

In light of the factors described above, the Temple-Inland Board has unanimously determined that the Offer is not in the best interests of Temple-Inland’s stockholders. Therefore, the Temple-Inland Board unanimously recommends that the stockholders reject the Offer and not tender any of their shares to IP for purchase pursuant to the Offer.

Intent to Tender

To the knowledge of Temple-Inland after making reasonable inquiry, none of Temple-Inland’s directors, executive officers, affiliates or subsidiaries intends to tender any Temple-Inland Common Shares held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Temple-Inland has retained Goldman, Sachs & Co. in connection with, among other things, Temple-Inland’s analysis and consideration of, and response to, the Offer. Temple-Inland will pay Goldman Sachs customary fees for its services, reimburse it for its reasonable out-of-pocket expenses (including fees and disbursements of its legal counsel), and indemnify it against certain liabilities relating to or arising out of the engagement.

Temple-Inland has engaged D.F. King & Co., Inc. (“DF King”) to assist it in connection with Temple-Inland’s communications with its stockholders in connection with the Offer. Temple-Inland has agreed to pay customary compensation to DF King for such services. In addition, Temple-Inland has agreed to reimburse DF King for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Temple-Inland has also retained Kekst and Company (“Kekst”) as its public relations advisor in connection with the Offer. Temple-Inland has agreed to pay customary compensation to Kekst for such services. In addition, Temple-Inland has agreed to reimburse Kekst for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither Temple-Inland nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the stockholders of Temple-Inland on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Securities Transactions

No transactions with respect to Temple-Inland Common Shares have been effected by Temple-Inland or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Statement.

Item 7.	Purposes of the Transaction and Plans or Proposals

Temple-Inland routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and expects to continue, such activity as a result of the Offer. Temple-Inland’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Temple-Inland may conduct.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Temple-Inland is not currently undertaking nor engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Temple-Inland Common Shares by Temple-Inland, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving Temple-Inland or any of its subsidiaries; (iii) any purchase, sale, or transfer of a material amount of assets of Temple-Inland or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Temple-Inland.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Information Regarding Golden Parachute Compensation

Temple-Inland has entered into an employment agreement with Mr. Simons that contains certain change in control provisions (the “Simons Agreement”). In addition, Temple-Inland has entered into change in control agreements (the “CIC Agreements”) with Messrs. Maley, Levy, Norton, and Vesci (who retired from the Company effective June 1, 2011) (collectively with the Simons Agreement, the “NEO CIC Agreements”). Each of the eight other executive officers have also entered into CIC Agreements. The terms of the NEO CIC Agreements provide salary and benefit continuation if (i) there is a change in control of Temple-Inland and (ii) Temple-Inland terminates the employment of a covered executive without cause or if the executive terminates employment for good reason, in each case within 24 months following a change in control (a “Qualifying Termination”). Good reason includes a material reduction of authority, duties, or responsibilities; a material diminution in base salary; a material change in the geographic location at which the executive must perform services; or other material breach of the agreement. The Offer, if consummated, would constitute a change in control for purposes of each of the NEO CIC Agreements.

Under the applicable provisions of the NEO CIC Agreements, the executives will receive upon a Qualifying Termination:

•	the amount of any annual incentive award that has been allocated or awarded for a completed annual bonus cycle and their current year annual incentive award (pro-rated if the termination is before the end of the first six months in the year or full annual incentive award if during the second half of the year) based on achievement of target performance (or, for executives other than the CEO, if higher, projected actual performance);

•	lump sum severance equal to three times their current salary and three times target annual incentive award, or if higher, the salary or target annual incentive award (Mr. Simons receives the higher of actual salary or annual incentive award) in any of the last three years;

•	health and welfare benefits provided through third party insurance for three years at no greater cost than currently paid;

•	acceleration of vesting of all options, restricted shares, restricted stock units, and performance stock units (maximum amount);

•	credit for three additional years’ service in the pension plan at the highest pay over the last three years;

•	lump sum payment of all nonqualified pension and deferred compensation;

•	lump sum payment equal to three years’ match on 401(k) plan;

•	any retiree medical or life insurance benefits to which the executive is entitled or would have been entitled within 3 years of termination;

•	reimbursement for outplacement services not to exceed 15 percent of base salary and, for executives other than the CEO, 15 percent of target annual incentive award; and

•	three years’ continuation of perquisites.

In the event that the Named Executive Officers are subject to the so-called “golden parachute” excise tax imposed under Section 4999 of the Internal Revenue Code, the executive will receive an additional payment such that he will be placed in the same after-tax position as if no excise tax had been imposed. However, the gross-up will only be paid if the change in control payments exceed 110 percent of the amount that would not be subject to excise tax. Otherwise, payments are reduced to the maximum amount that will not trigger the excise tax.

The following table presents, with respect to each Named Executive Officer, an estimate of the amounts of severance benefits payable in the event of a Qualifying Termination, estimated as of July 1, 2011. For a quantification of the Spread Value of vested and unvested options to purchase Temple-Inland Common Shares based on a $30.60 per share value, see the table above under the heading “Consideration Payable Pursuant to the Offer and the Second-Step Merger.”

Golden Parachute Compensation

			Pension/	Perquisites/	Tax
	Cash	Equity	NQDC	benefits	reimbursement	Other	Total
Name	($)	($)	($)	($)	($)	($)	($)
(a)	(b)(1)	(c)(2)	(d)(3)	(e)(4)	(f)(5)	(g)(6)	(h)(7)

Simons	$8,775,000	$28,093,739	$6,168,061	$68,382	$16,234,055	$135,000	$59,474,237
Maley	$6,138,000	$22,475,007	$5,210,998	$59,870	$12,546,786	$243,000	$46,673,661
Levy	$3,339,000	$8,784,877	$396,426	$60,858	$5,045,561	$135,000	$17,761,723
Norton	$3,200,000	$10,201,433	$868,302	$58,891	$5,084,463	$120,000	$19,533,089
Vesci	$0	$6,955,874	$4,678,907	$0	$2,742,398	$0	$14,377,179

(1)	Includes the following amounts payable in a lump sum:

		Prorated Target
		Annual Incentive
	Severance	Award Payment

Simons	$7,650,000	$1,125,000
Maley	$4,860,000	$1,278,000
Levy	$2,700,000	$639,000
Norton	$2,400,000	$800,000
Vesci	$0	$0

(2)	Based on the $30.60 offer price for Temple-Inland shares.

(3)	For Mr. Vesci, amount consists of accelerated value of early payment of nonqualified deferred compensation and retirement benefits. For all other officers, amounts consist of retirement benefits.

(4)	Includes the following:

		3 Years	3 Years
	3 Years	401(k) Plan	Health &
	Continued	Contributions	Welfare
	Perquisites	($11,025/Year)	Benefits

Simons	$7,189	$33,075	$28,118
Maley	$1,762	$33,075	$25,033
Levy	$1,762	$33,075	$26,021
Norton	$1,762	$33,075	$24,054
Vesci	$0	$0	$0

(5)	Assumes for illustration only that the IRS considers the entire accelerated value of the payments to be a “parachute payment” subject to a 20% excise tax. Any compensation not deemed to be a “parachute payment” will reduce the amount of excise tax and gross-up payable.

(6)	Includes the maximum value of outplacement services offered to executives.

(7)	All amounts included in the above table are subject to a double-trigger arrangement (i.e., there must be a change-in-control followed by the officer’s termination or resignation for good reason within a two-year period following the change-in-control) except amounts shown in Column (c)-Equity, which are triggered solely by the change-in-control event, any corresponding portion of the resulting excise tax/gross-up, and amounts payable to Mr. Vesci, who is already retired.

Regulatory Approvals

U.S. Antitrust Clearance

Under the HSR Act, IP is required to file a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) relating to its proposed acquisition of Temple-Inland. IP filed this Notification and Report Form on July 12, 2011. Temple-Inland will be required to submit a responsive Notification and Report Form with the Antitrust Division and the FTC on or before 5:00 p.m. on July 22, 2011.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Temple-Inland voting securities pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by IP of its Notification and Report Form with respect to the Offer, unless IP receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless the antitrust agencies grant early termination of the waiting period. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a request for additional information or documentary material concerning the Offer, the waiting period will expire 10 days after the date IP certifies substantial compliance with the request, unless otherwise extended by court order.

At any time before or after IP’s acquisition of Temple-Inland voting securities pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Temple-Inland voting securities pursuant to the Offer or seeking the divestiture of Temple-Inland voting securities acquired by IP or the divestiture of substantial assets of Temple-Inland or its subsidiaries or IP or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, as to the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, or if the Antitrust Division, the FTC, a state attorney general, or a private party obtains an order enjoining the purchase of Temple-Inland voting securities, then IP will not be obligated to proceed with the Offer or the purchase of any Temple-Inland voting securities not previously purchased pursuant to the Offer. Additionally, IP may terminate the Offer if any action, proceeding, injunction, order, or decree becomes applicable to IP that seeks to restrain or prohibit the exercise by IP of its full rights of ownership or operation of all or a portion of IP’s business or assets or those of Temple-Inland. Please see Annex A for more information regarding conditions to the Offer.

Foreign Antitrust Considerations

Temple-Inland conducts operations outside of the United States, principally in Mexico. In 2010, Temple-Inland derived revenues from Mexico based on the point of sale were $228 million. The Offer may be subject to antitrust filings in Mexico. Competition authorities in Mexico may refuse to grant required approvals or clearances, bring legal action under applicable Mexican antitrust laws seeking to enjoin the purchase of Temple-Inland voting securities pursuant to the Offer, or seek the divestiture of Temple-Inland voting securities acquired by IP or the divestiture of substantial assets of Temple-Inland or its subsidiaries or of IP or its subsidiaries. There can be no assurance that IP will obtain all required Mexican antitrust approvals or clearances or that a challenge to the Offer by Mexican competition authorities will not be made or, if such a challenge is made, the result thereof.

Delaware Business Combinations Statute

Temple-Inland is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving Temple-Inland. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as Temple-Inland from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the Second-Step Merger proposed by IP) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15 percent or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Temple-Inland’s Certificate nor Bylaws exclude Temple-Inland from the coverage of Section 203 of the DGCL. Unless IP’s acquisition of 15 percent or more of the Temple-Inland Common Shares is approved by the Board before the Offer closes, Section 203 of the DGCL will prohibit consummation of the Second-Step Merger (or any other business combination with IP) for a period of three years following consummation of the Offer unless each such business combination (including the Second-Step Merger) is approved by the Temple-Inland Board and holders of 66 2/3 percent of the Temple-Inland Common Shares, excluding IP, or unless IP acquires at least 85 percent of the Temple-Inland Common Shares in the Offer. The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the Temple-Inland Board approves the Offer.

Stockholder Rights Agreement

With its stockholders’ interests in mind, and like many companies, Temple-Inland has taken measures to protect its value for its stockholders, including adoption of the Rights Agreement, which is similar to rights agreements adopted by many other public companies, including the one that Temple-Inland had in place prior to its expiration in 2009. The purpose of the Rights Agreement is to prevent third parties from opportunistically acquiring Temple-Inland in a transaction that the Temple-Inland Board believes is not in the best interests of Temple-Inland’s stockholders. The Rights Agreement requires any party seeking to acquire 10 percent or more of the outstanding Temple-Inland Common Shares to obtain the approval of the Temple-Inland Board or else the Rights held by Temple-Inland stockholders other than the acquiror become exercisable for Temple-Inland Common Shares or preferred stock of Temple-Inland or common stock of the acquiror, at a discounted price that would make the acquisition prohibitively expensive. The Temple-Inland Board believes the Rights Agreement has helped Temple-Inland’s stockholders at this time by effectively preventing IP from opportunistically acquiring Temple-Inland at a price that the Temple-Inland Board believes is inadequate for the reasons discussed above.

Appraisal Rights

Holders of Temple-Inland Common Shares do not have appraisal rights as a result of the Offer. However, if the Second-Step Merger is consummated, holders of Temple-Inland Common Shares in connection with the Second-Step Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Temple-Inland Common Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Temple-Inland Common Shares (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Temple-Inland Common Shares could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Temple-Inland Common Shares. The value so determined could be more or less than the price per share to be paid in the proposed merger.

Delaware Law

The Second-Step Merger would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. IP would be a controlling stockholder if the holders of at least a majority of the Temple-Inland Common Shares accept the Offer and their shares are purchased by IP pursuant to the Offer. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

*	Permission to use quotation was neither sought nor obtained.

Cautionary Statement on Forward-Looking Statements

Forward-looking statements are made throughout this Statement. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this Statement. All forward-looking statements are subject to a number of important factors, risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, general economic conditions, demand for new housing, accuracy of certain accounting assumptions, changes in actual or forecasted cash flows, competitive pressures, future sales volume, significant increases in the costs of certain commodities, timely implementation of price increases, successful execution of cost saving strategies, changes in tax laws, integration risks associated with recent acquisitions, changes in weighted average shares for diluted EPS, increases in transportation costs, and other financial, operational, and legal risks and uncertainties detailed from time to time in Temple-Inland’s cautionary statements contained in its filings with the SEC. Temple-Inland disclaims and does not undertake any obligation to update or revise any forward-looking statement in this Statement except as required by law. Temple-Inland notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Temple-Inland is not waiving any other defenses that may be available under applicable law.

Item 9.	Exhibits

(a)(1)	—	Press release issued by Temple-Inland Inc., dated June 6, 2011 (incorporated by reference to Exhibit 99.1 of Temple-Inland’s Current Report on Form 8-K filed on June 6, 2011)
(a)(2)	—	Investor presentation materials, dated June 6, 2011 (incorporated by reference to Exhibit 99.2 of Temple-Inland’s Current Report on Form 8-K filed on June 6, 2011)
(a)(3)	—	Press release issued by Temple-Inland Inc., dated June 7, 2011 (incorporated by reference to Exhibit 99.1 of Temple-Inland’s Current Report on Form 8-K filed on June 7, 2011)

(a)(4)	—	Letter from Mr. John V. Faraci to Mr. Doyle R. Simons, dated May 19, 2011
(a)(5)	—	Letter from Mr. John V. Faraci to Mr. Doyle R. Simons, dated May 27, 2011
(a)(6)	—	Letter from Mr. Doyle R. Simons to Mr. John V. Faraci, dated June 4, 2011
(a)(7)	—	Letter from Mr. John V. Faraci to Mr. Doyle R. Simons, dated June 6, 2011
(a)(8)	—	Press release issued by Temple-Inland Inc., dated July 11, 2011 (incorporated by reference to the Schedule 14D-9/C filed by Temple-Inland on July 11, 2011)
(a)(9)	—	Memo to Employees and Employee FAQ, dated July 11, 2011 (incorporated by reference to the Schedule 14D-9/C filed by Temple-Inland on July 13, 2011)
(a)(10)	—	Press release issued by Temple-Inland Inc., dated July 18, 2011
(a)(11)	—	Letter to Stockholders of Temple-Inland Inc., dated July 18, 2011
(a)(12)	—	Memo to Employees, dated July 18, 2011
(e)(1)	—	Excerpts from the Temple-Inland Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 23, 2011
(e)(2)	—	Temple-Inland Inc. 1997 Stock Option Plan (incorporated by reference to the Company’s Definitive Proxy Statement in connection with the Annual Meeting of Shareholders held May 2, 1997, and filed with the Commission on March 17, 1997), as amended May 7, 1999 (incorporated by reference to the Company’s Definitive Proxy Statement in connection with the Annual Meeting of Shareholders held May 7, 1999, and filed with the Commission on March 26, 1999)
(e)(3)	—	First amendment to Temple-Inland Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended September 30, 2006, and filed with the Commission on November 7, 2006)
(e)(4)	—	Temple-Inland Inc. 2001 Stock Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement in connection with the Annual Meeting of Shareholders held May 4, 2001, and filed with the Commission on March 23, 2001)
(e)(5)	—	First amendment to Temple-Inland Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended September 30, 2006, and filed with the Commission on November 7, 2006)
(e)(6)	—	Temple-Inland Inc. 2003 Stock Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement dated March 31, 2003, and prepared in connection with the Annual Meeting of Stockholders held May 2, 2003)
(e)(7)	—	First amendment to Temple-Inland Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended September 30, 2006, and filed with the Commission on November 7, 2006)
(e)(8)	—	Temple-Inland Inc. 2008 Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 29, 2007, and filed with the Commission on February 27, 2008)
(e)(9)	—	Temple-Inland Inc. 2010 Incentive Plan (incorporated by reference to Exhibit 10.36 to the Company’s Form 10-K for the year ended January 2, 2010, and filed with the Commission on February 23, 2010)
(e)(10)	—	First Amendment to the Temple-Inland Inc. 2010 Incentive Plan (incorporated by reference to Exhibit 10.40 to the Company’s Form 10-K for the year ended January 1, 2011, and filed with the Commission on February 22, 2011)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

TEMPLE-INLAND INC.

By:	/s/ Doyle R. Simons
Name:     Doyle R. Simons

Title:	Chairman and Chief Executive Officer

Date: July 18, 2011

ANNEX A

Conditions to the Offer

The Schedule TO provides that IP is not required to accept for payment or, subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to IP Sub’s obligation to pay for or return tendered Temple-Inland Common Shares promptly after termination or expiration of the Offer), pay for any Temple-Inland Common Shares, and may terminate or amend the Offer if, before the Offer expires, the following conditions have not been satisfied:

•	The “Minimum Tender Condition” — there being validly tendered and not withdrawn before the expiration of the Offer a number of Temple-Inland Common Shares that, together with the shares then owned by IP and its subsidiaries (including IP Sub), represents at least a majority of the total number of Temple-Inland Common Shares outstanding on a fully diluted basis;

•	The “Rights Condition” — the Temple-Inland Board redeeming the Rights or IP being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Second-Step Merger;

•	The “Section 203 Condition” — the Temple-Inland Board having approved the Offer and the Second-Step Merger under Section 203 (“Section 203”) of the Delaware General Corporation Law (the “DGCL”) or IP being satisfied, in its reasonable discretion, that Section 203 is inapplicable to the Offer and the Second-Step Merger;

•	The “Board Majority Condition” — IP Sub’s nominees constituting, or the Temple-Inland Board having approved arrangements that will cause IP Sub’s nominees to constitute, promptly after completion of the Offer, a majority of the Temple-Inland Board;

•	The “Antitrust Condition” — the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any similar waiting periods required under the antitrust laws of other countries, applicable to the purchase of Temple-Inland Common Shares under the Offer having expired or been terminated as described in the Schedule TO; and

•	The “Impairment Condition” — Temple-Inland not having entered into or effectuated any agreement or transaction with any person or entity that, in IP Sub’s reasonable judgment, has the effect of impairing the ability of IP or IP Sub to acquire Temple-Inland or otherwise diminishing the expected value to IP of the acquisition of Temple-Inland.

In addition, IP is not required to accept for payment or, subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Temple-Inland Common Shares, and may terminate or amend the Offer, if at any time on or after the date of the Offer, and before the time of payment for Temple-Inland Common Shares (whether or not any Temple-Inland Common Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

•	there is publicly announced, instituted or pending, or IP shall have been notified of a person’s intention to commence, any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational:

•	challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Temple-Inland Common Shares by IP or any of its subsidiaries or affiliates or the consummation by IP or any of its subsidiaries or affiliates of a merger or other similar business combination involving Temple-Inland;

•	seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination;

•	seeking to restrain or prohibit the exercise of IP’s full rights of ownership or operation by IP or any of its subsidiaries or affiliates of all or any portion of its business or assets or those of Temple-Inland or any of IP’s or Temple-Inland’s respective subsidiaries or affiliates or to compel IP or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of its business or assets or those of Temple-Inland or any of its or Temple-Inland’s respective subsidiaries or affiliates or seeking to impose any limitation on IP’s or any of its subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets;

•	seeking to impose or confirm limitations on IP’s ability or that of any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Temple-Inland Common Shares, including the right to vote any Temple-Inland Common Shares acquired or owned by IP or any of its subsidiaries or affiliates on all matters properly presented to Temple-Inland’s stockholders;

•	seeking to require divestiture by IP or any of its subsidiaries or affiliates of any Temple-Inland Common Shares;

•	seeking any material diminution in the benefits expected to be derived by IP or any of its subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving Temple-Inland;

•	adversely affecting the financing of the Offer, the Second-Step Merger or other business combination involving Temple-Inland; or

•	that otherwise, in IP’s reasonable judgment, has or may have material adverse significance with respect to either the value of Temple-Inland or any of its subsidiaries or affiliates or the value of the Temple-Inland Common Shares to IP or any of its subsidiaries or affiliates; or

•	any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to IP, IP Sub or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Temple-Inland Common Shares, or any merger or other business combination involving Temple-Inland, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of the HSR Act to the Offer or to any such merger or other business combination), that, in IP’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in any of the sub-bullets of the bullet point immediately above; or

•	any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Temple-Inland or any of its affiliates that, in IP’s reasonable judgment, is or may be materially adverse to Temple-Inland or any of its affiliates, or IP becomes aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of Temple-Inland or any of its affiliates or the value of the Temple-Inland Common Shares to IP or any of its affiliates; or

•	there occurs:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

•	any change in the general political, market, economic or financial conditions in the United States or abroad that, in IP’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Temple-Inland and its subsidiaries, taken as a whole;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor;

•	the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States;

•	any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in IP’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions; or

•	in the case of any of the foregoing existing as of the close of business on July 11, 2011, a material acceleration or worsening thereof; or

•	the occurrence of any of the following:

•	a tender or exchange offer for some or all of the Temple-Inland Common Shares has been publicly proposed to be made or has been made by another person (including Temple-Inland or any of its subsidiaries or affiliates), or has been publicly disclosed, or IP otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5 percent of any class or series of capital stock of Temple-Inland (including the Temple-Inland Common Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5 percent of any class or series of capital stock of Temple-Inland (including the Temple-Inland Common Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on July 11, 2011;

•	any such person or group which, prior to July 11, 2011, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Temple-Inland, through the acquisition of stock, the formation of a group or otherwise, constituting 1 percent or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Temple-Inland constituting 1 percent or more of any such class or series;

•	any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Temple-Inland; or

•	any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Temple-Inland or any assets or securities of Temple-Inland; or

•	Temple-Inland or any of its subsidiaries has:

•	split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Temple-Inland Common Shares or its capitalization;

•	acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Temple-Inland Common Shares or other securities;

•	issued or sold, or authorized or proposed the issuance or sale of, any additional Temple-Inland Common Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Temple-Inland Common Shares pursuant to and in accordance with the terms in effect on July 11, 2011, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock;

•	permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Temple-Inland;

•	declared, paid or proposed to declare or pay any dividend (other than regular quarterly dividends of $0.13 or less per Share with record and payment dates consistent with Temple-Inland’s past practice) or other distribution on any shares of capital stock of Temple-Inland (other than a distribution of the Rights certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect prior to the date of the Offer);

•	altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Second-Step Merger described in the Schedule TO);

•	authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Temple-Inland or any of its subsidiaries or any comparable event not in the ordinary course of business;

•	authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in IP’s reasonable judgment, has or may have material adverse significance with respect to either the value of Temple-Inland or any of its subsidiaries or affiliates or the value of the Temple-Inland Common Shares to IP or any of its subsidiaries or affiliates;

•	adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Temple-Inland Common Shares by IP or its consummation of any merger or other similar business combination involving Temple-Inland (including, in each case, in combination with any other event such as termination of employment or service);

•	except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Temple-Inland or any of its subsidiaries, or IP shall have become aware of any such action which was not previously announced;

•	transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business; or

•	amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or IP becomes aware that Temple-Inland or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, the certificate of incorporation or bylaws of Temple-Inland (or other similar constituent documents) which has not been previously disclosed (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Second-Step Merger described in the Schedule TO); or

•	IP becomes aware:

•	that any material contractual right of Temple-Inland or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of Temple-Inland or any of its subsidiaries, other than Temple-Inland’s revolving credit agreement dated as of June 25, 2010 with

Bank of America, N.A. and the other lenders party thereto, has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by IP or any of its subsidiaries or affiliates of a merger or other similar business combination involving Temple-Inland; or

•	of any covenant, term or condition in any instrument or agreement of Temple-Inland or any of its subsidiaries that, in IP’s reasonable judgment, has or may have material adverse significance with respect to either the value of Temple-Inland or any of its affiliates or the value of the Temple-Inland Common Shares to IP or any of its affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Temple-Inland Common Shares by IP or its consummation of a merger or other similar business combination involving Temple-Inland); or

•	IP or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Temple-Inland providing for a merger or other similar business combination with Temple-Inland or any of its subsidiaries or the purchase of securities or assets of Temple-Inland or any of its subsidiaries, or IP and Temple-Inland reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

•	Temple-Inland or any of its subsidiaries shall have:

•	granted to any person proposing a merger or other business combination with or involving Temple-Inland or any of its subsidiaries or the purchase of securities or assets of Temple-Inland or any of its subsidiaries any type of option, warrant or right which, in IP’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Temple-Inland Common Shares or other securities, assets or business of Temple-Inland or any of its subsidiaries); or

•	paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

•	any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency shall not have been obtained on terms satisfactory to IP and IP Sub or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

The Schedule TO states that the foregoing conditions are for the sole benefit of IP, IP Sub and their affiliates and may be asserted by IP or IP Sub in their sole discretion regardless of the circumstances giving rise to any such conditions in whole or in part at any applicable time or from time to time prior to the expiration of the Offer, except that the conditions relating to receipt of any approvals from any governmental authority may be asserted at any time prior to the acceptance for payment of Temple-Inland Common Shares, and all conditions may be waived by them in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the applicable rules and regulations of the SEC, that IP expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, subject to the Offer remaining open for a minimum period of time following any such waiver or change as required by the rules and regulations of the SEC, that IP’s failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, that the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and that each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

ANNEX B

PERSONAL AND CONFIDENTIAL

July 16, 2011

Board of Directors
Temple-Inland Inc.
1300 South MoPac Expressway South
Austin, Texas 78746

Lady and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Temple-Inland Inc. (the “Company”) of the $30.60 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by International Paper Company (“Parent”) and Metal Acquisition Inc., a wholly-owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on July 12, 2011 (the “Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that, following consummation of the Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per Share pursuant to the Offer, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We have received a fee and expect to receive additional fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may in the future provide investment banking services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the Securities and Exchange Commission on July 18, 2011, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 1, 2011; annual reports to stockholders and Annual Reports on Form 10-K of the Parent for the five fiscal years ended December 31, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the

B-1

Board of Directors
Temple-Inland Inc.
July 16, 2011
Page

strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the corrugated and paper packaging industries specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, the Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

B-2

EXHIBIT INDEX

(a)(1)	—	Press release issued by Temple-Inland Inc., dated June 6, 2011 (incorporated by reference to Exhibit 99.1 of Temple-Inland’s Current Report on Form 8-K filed on June 6, 2011)
(a)(2)	—	Investor presentation materials, dated June 6, 2011 (incorporated by reference to Exhibit 99.2 of Temple-Inland’s Current Report on Form 8-K filed on June 6, 2011)
(a)(3)	—	Press release issued by Temple-Inland Inc., dated June 7, 2011 (incorporated by reference to Exhibit 99.1 of Temple-Inland’s Current Report on Form 8-K filed on June 7, 2011)
(a)(4)	—	Letter from Mr. John V. Faraci to Mr. Doyle R. Simons, dated May 19, 2011
(a)(5)	—	Letter from Mr. John V. Faraci to Mr. Doyle R. Simons, dated May 27, 2011
(a)(6)		Letter from Mr. Doyle R. Simons to Mr. John V. Faraci, dated June 4, 2011
(a)(7)	—	Letter from Mr. John V. Faraci to Mr. Doyle R. Simons, dated June 6, 2011
(a)(8)	—	Press release issued by Temple-Inland Inc., dated July 11, 2011 (incorporated by reference to the Schedule 14D-9/C filed by Temple-Inland on July 11, 2011)
(a)(9)	—	Memo to Employees and Employee FAQ, dated July 11, 2011 (incorporated by reference to the Schedule 14D-9/C filed by Temple-Inland on July 13, 2011)
(a)(10)	—	Press release issued by Temple-Inland Inc., dated July 18, 2011
(a)(11)	—	Letter to Stockholders of Temple-Inland Inc., dated July 18, 2011
(a)(12)	—	Memo to Employees, dated July 18, 2011
(e)(1)	—	Excerpts from the Temple-Inland Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 23, 2011
(e)(2)	—	Temple-Inland Inc. 1997 Stock Option Plan (incorporated by reference to the Company’s Definitive Proxy Statement in connection with the Annual Meeting of Shareholders held May 2, 1997, and filed with the Commission on March 17, 1997), as amended May 7, 1999 (incorporated by reference to the Company’s Definitive Proxy Statement in connection with the Annual Meeting of Shareholders held May 7, 1999, and filed with the Commission on March 26, 1999)
(e)(3)	—	First amendment to Temple-Inland Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended September 30, 2006, and filed with the Commission on November 7, 2006)
(e)(4)	—	Temple-Inland Inc. 2001 Stock Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement in connection with the Annual Meeting of Shareholders held May 4, 2001, and filed with the Commission on March 23, 2001)
(e)(5)	—	First amendment to Temple-Inland Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended September 30, 2006, and filed with the Commission on November 7, 2006)
(e)(6)	—	Temple-Inland Inc. 2003 Stock Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement dated March 31, 2003, and prepared in connection with the Annual Meeting of Stockholders held May 2, 2003)
(e)(7)	—	First amendment to Temple-Inland Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended September 30, 2006, and filed with the Commission on November 7, 2006)
(e)(8)	—	Temple-Inland Inc. 2008 Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 29, 2007, and filed with the Commission on February 27, 2008)
(e)(9)	—	Temple-Inland Inc. 2010 Incentive Plan (incorporated by reference to Exhibit 10.36 to the Company’s Form 10-K for the year ended January 2, 2010, and filed with the Commission on February 23, 2010)
(e)(10)	—	First Amendment to the Temple-Inland Inc. 2010 Incentive Plan (incorporated by reference to Exhibit 10.40 to the Company’s Form 10-K for the year ended January 1, 2011, and filed with the Commission on February 22, 2011)